

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2014

Via E-mail
Mr. Roger Silverthorn
 Chief Financial Officer
Cirque Energy, Inc.
645 Griswold, Suite 3274
Detroit, Michigan 48226

> **Re: Cirque Energy, Inc.**
> **Item 4.02 Form 8-K**
> **Filed June 26, 2014**
> **File No. 0-52438**

Dear Mr. Silverthorn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

Please file an amendment to your Item 4.02 Form 8-K in its entirety to reflect the following comments. Please include a separate letter of correspondence that addresses each of our comments.

1.   We note you have not filed your Annual Report on Form 10-K for the year ended December 31, 2013 ("2013 Annual Report"). Please expand the disclosure in the fifth paragraph under Item 4.02 to disclose whether the restated financial statements for the year ended December 31, 2012 to be re-audited by Silberstein Ungar, PLLC, will be reflected in the 2013 Annual Report, when filed.

2.   Also with respect to the correction of the Notes, please disclose if you intend to restate the applicable March 31, 2013 and 2012, June 30, 2013 and 2012, and September 30,

2013 and 2012 interim financial statements that have been previously included in the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013, and September 30, 2013, respectively, ("2013 Forms 10-Q"). In this regard, please disclose whether such interim financial statements also should no longer be relied upon and will need to be restated. Disclose whether the restatements will be reflected in amendments to the 2013 Forms 10-Q.

3.   Refer to the second sentence in the fourth paragraph under Item 4.02. To the extent you have not previously filed the restated financial statements for the year ended December 31, 2012, please revise this sentence to instead state that the Company plans or intends to file restated consolidated financial statements for the year ended December 31, 2012 to correct these errors in the accounting for the Notes.

4.   Please disclose your time period for filing restated financial statements for the year ended December 31, 2012, and the applicable interim quarters in fiscal years 2013 and 2012. If will be filed as soon as practicable, please so state.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3328, if you have questions regarding the above matters.

Sincerely,

/s/ Beverly A. Singleton

Beverly A. Singleton
Staff Accountant